February 21, 2008	Exhibit 10.18
Mr. Stephen D. Newlin
355 Calamus Circle
Medina, MN 55340
Dear Steve:
     By letter dated January 30, 2006, PolyOne Corporation (“PolyOne”) confirmed its verbal offer of employment to you, with a start date (the “Effective Date”) on or before February 21, 2006. By your acceptance dated February 6, 2006, you accepted the terms and conditions of employment set forth in that letter agreement. PolyOne desires to amend and restate that letter agreement to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and any proposed, temporary or final regulations, or any guidance promulgated with respect to Section 409A by the U.S. Department of Treasury or the Internal Revenue Service (“Section 409A”).
1.	Position and Duties.
     You will have the title of Chairman, President and Chief Executive Officer, reporting to PolyOne’s Board of Directors (the “Board”) and will have the normal duties, responsibilities and authority of an executive serving in such position. During the term of employment, you will devote your best efforts and your full business time and attention (except for permitted vacation periods and reasonable periods of illness or other incapacity) to the business and affairs of PolyOne. You will perform your duties and responsibilities to the best of your abilities in a diligent, trustworthy, businesslike and efficient manner. You will perform your duties and responsibilities principally in the metropolitan area of PolyOne’s headquarters.
     You will be appointed by the Board, upon the Effective Date, as a member of the Board, and so long as you serve as Chairman, President and Chief Executive Officer, the Board will nominate you to stand for election as a member of the Board at PolyOne’s annual meeting of shareholders.
2.	Compensation.
(a)	Salary. Your initial base salary during the Employment Period (as defined below) will be equal to $700,000 per year and will be subject to annual review by the Board or the Compensation and Governance Committee of the Board (the “Committee”).

(b)	Bonus/Annual Incentive.
(i)	You will be entitled to a signing bonus of $600,000, payable within 30 calendar days of the Effective Date.

(ii)	In addition, during the Employment Period, you will be eligible for an annual incentive award based on achievement of specified performance goals (as determined by the Committee). For 2006, you will be eligible to

Mr. Stephen D. Newlin

participate in the 2006 Senior Executive Annual Incentive Plan, with a target attainment equal to 100% of your base salary.
(c)	Equity/Long-Term Incentive Awards.
(i)	You will be entitled to receive a grant, effective upon the Effective Date, of 200,000 shares of restricted stock (the “Restricted Shares”) under the PolyOne Corporation 2005 Equity and Performance Incentive Plan (the “Plan”) and upon the following terms:
(A)	The Restricted Shares will be subject to a risk of forfeiture until the third anniversary of the date of grant.

(B)	The Restricted Shares will be forfeited if your employment is terminated for any reason prior to their becoming nonforfeitable, except that if your employment terminates by reason of death or your permanent and total disability (as defined under the relevant disability plan or program of PolyOne in which you then participate) (“Disability”) or if a change in control (as defined in PolyOne’s standard award agreements) (a “Change in Control”) of PolyOne shall occur, all restrictions with respect to the Restricted Shares will lapse.

(C)	The Restricted Shares will not be transferable by you, except by will or the laws of descent and distribution, until the shares become nonforfeitable as provided herein.

(D)	You will be entitled to all rights as a shareholder with respect to the Restricted Shares granted (including the right to vote and receive dividends thereon).

(E)	Any additional shares or other securities that you may be entitled to receive under the terms of the Plan pursuant to a stock dividend, stock split, combination of shares, recapitalization, merger, consolidation, separation or reorganization or any other change in the capital structure of the Company (a “Change in Capitalization”) will be subject to the same restrictions as the Restricted Shares granted.

(F)	Any tax withholding obligation of the Company in connection with the Restricted Shares will be satisfied by PolyOne withholding shares otherwise deliverable pursuant to the award of Restricted Shares in order to satisfy the minimum withholding amount permissible under the method that results in the least amount withheld.

Mr. Stephen D. Newlin

(ii)	You will also be entitled to participate in PolyOne’s 2006-2008 Long-Term Incentive Plan, consisting of awards of SARs and cash-settled performance units, granted under the Plan. The total award value for the 2006-2008 award will be equal in value to $1,505,000, provided that in no event will the number of SARs granted exceed 250,000, and the grant of such 2006-2008 award will be made on the Effective Date.

(iii)	You will also be entitled to participate in a two-year cash incentive plan for the period January 1, 2006 through December 31, 2007 (the “Performance Period”) upon the following terms:
(A)	Such cash incentive plan will be in the form of a grant to you, effective upon the Effective Date, of 87,000 phantom units (the “Units”). Each Unit will be equal in value to one share of PolyOne’s common stock. Any earned Units will entitle you to a cash payment, to be made in the year immediately following the end of the Performance Period and by March 15 of such year, equal to the number of Units earned multiplied by the high-low average of PolyOne’s common stock on the day immediately preceding the date of the approval of the payment by the Committee.

(B)	Payment of the Units is contingent on the attainment of certain pre-established metrics (including, threshold, target and maximum levels of achievement), as most recently approved by the Committee relating to the following equally-weighted financial performance measures: Return on Invested Capital, Ratio of Debt-to-EBITDA and Operating Cash Flow (as defined and approved by the Committee); provided, however, that the actual payout of the Units shall be not less than the targeted number of Units (87,000) at the grant date stock price of $9.185.

(C)	Payment of the Units is also contingent upon your remaining in the continuous employ of PolyOne or a subsidiary through the end of the Performance Period and if your employment terminates before the end of the Performance Period (except as set forth below), the Units will be forfeited. Notwithstanding the preceding sentence, upon a Change in Control, you will be entitled to payment of 100% of the Units awarded and if your employment with PolyOne terminates during the Performance Period due to your death or Disability, PolyOne will pay to you or your executor or administrator, as the case may be, after the end of the Performance Period, the portion of the Units to which you would have been entitled had you remained employed by PolyOne through the end of the Performance Period, prorated based on the portion of the Performance Period during which you were employed by PolyOne.

Mr. Stephen D. Newlin

(D)	The Units will not be transferable by you, except by will or the laws of descent and distribution.

(E)	The Units will be adjusted by the Committee in the event of any Change in Capitalization.
(iv)	In future years, you will be eligible to receive long-term incentive awards, together with PolyOne’s other executive officers, as approved by the Committee.
(d)	Expense Reimbursement. PolyOne will reimburse you for all reasonable business expenses incurred by you during the Employment Period in the course of performing your duties under this agreement that are consistent with PolyOne’s policies in effect from time to time with respect to travel, entertainment and other business expenses, subject to PolyOne’s requirements applicable generally with respect to reporting and documentation of such expenses.

(e)	Standard Benefits. You will be entitled during the Employment Period to participate, on the same basis as other salaried employees of PolyOne, in PolyOne’s standard benefit programs (the “Standard Benefits Package”). The Standard Benefits Package means those benefits (including the PolyOne Retirement Savings Plan, the PolyOne Supplemental Retirement Savings Plan, the health care programs, short-term and long-term disability benefits, life insurance, business travel accident coverage, flexible spending accounts, and an employee assistance program) for which PolyOne salaried employees are from time to time generally eligible, as determined from time to time by the Committee or the Board. As part of the Standard Benefits Package, you will also be entitled to reimbursement of relocation expenses under the PolyOne Plus Relocation Program (the “Relocation Program”) (except that PolyOne will provide reimbursement for up to 24 months). Notwithstanding anything to the contrary contained in this agreement, the Standard Benefits Package will not include the right to participate in the PolyOne Employee Transition Plan (the “ETP”) or the Executive Severance Plan (“ESP”), both of which the parties agree do not apply to you.

(f)	Additional Relocation Benefits. As an additional benefit, PolyOne will reimburse you for reasonable expenses relating to lodging, meals and travel between your residence and work (Avon Lake, Ohio) during the 90-day period immediately following the Effective Date, provided that, following such 90-day period and until such time as you initiate your relocation under the Relocation Program, you will be responsible for any and all expenses associated with commuting between your residence and work (Avon Lake, Ohio) locations, together with your living expenses.

(g)	Other. You will also be entitled to the following: (i) five weeks of paid vacation per year; (ii) a car allowance equal to $1200 per month; (iii) an annual allowance for financial planning and tax preparation in an amount equal to up to $13,000 per

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year, payable upon submission of itemized invoices; and (iv) participation in the PolyOne Group Excess Liability policy.

(h)	Reimbursement. Any reimbursement of expenses under this Paragraph 2 shall be for expenses incurred by you during the Employment Period and such reimbursement shall be made not later than December 31 of the year following the year in which you incur the expense. In no event will the amount of expenses so reimbursed by PolyOne in one year affect the amount of expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year.
3.	Other Agreements. You agree, in connection with your employment with PolyOne, to execute and be bound by the terms and conditions of PolyOne’s standard: (a) Management Continuity Agreement for executive officers (providing for 36 months of compensation upon the terms and conditions in such agreement); (b) Confidential Information, Invention and Non-Solicitation Agreement; (c) Code of Conduct; and (d) Code of Ethics for Senior Officers (collectively, the “Other Agreements”).

4.	Employment Period.
(a)	The Employment Period. Except as otherwise provided herein, the Employment Period will commence on the Effective Date and will continue thereafter until terminated as provided in this Paragraph 4 (the “Employment Period”).

(b)	Termination. Notwithstanding anything to the contrary contained in this agreement, the Employment Period will end on the first to occur of any of the following events: (i) your death; (ii) PolyOne’s termination of your employment on account of your Disability; (iii) a voluntary termination of your employment by you (including your retirement); (iv) an involuntary termination of your employment by PolyOne for Serious Cause (as defined below); or (v) an involuntary termination of your employment by PolyOne without Serious Cause (as defined below).

(c)	Serious Cause. For purposes of this agreement, “Serious Cause” will have the meaning ascribed to such term in the ETP, as such ETP may be amended from time to time, and will also include any breach of a provision of this agreement or of any of the Other Agreements. A copy of the current definition of “Serious Cause” has been delivered to you concurrently with this agreement.
5.	Post-Employment Period Payments.
(a)	Accrued Compensation/Benefits. Except as provided in Paragraph 5(b) below, at the end of the Employment Period for any reason, you will cease to have any rights to compensation or benefits and you shall be entitled only to (i) any base salary that has accrued but is unpaid, any reimbursable expenses that have been incurred but are unpaid, and any unexpired vacation days that have accrued under PolyOne’s vacation policy but are unused, as of the end of the Employment Period; (ii) any plan benefits that by their terms extend beyond termination of

Mr. Stephen D. Newlin

your employment (but only to the extent provided in any such benefit plan in which you have participated as an employee of PolyOne and excluding the ETP and the ESP); and (iii) any benefits to which you are entitled under the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended (“COBRA”).

(b)	Severance Payments. Notwithstanding the foregoing, if (i) your Employment Period ends early for any reason other than as set forth in subparagraphs 4(b)(i) through 4(b)(iv) above and the end of your Employment Period constitutes a “separation from service,” as defined for purposes of Section 409A (a “Separation From Service”), (ii) such termination is not following a change in control of PolyOne entitling you to benefits under your Management Continuity Agreement and (iii) on or before the 45th day following such end of your Employment Period, you agree to standard non-compete and non-solicitation covenants for a period of 36 months following the date of termination and to other standard terms and conditions, including a full release of claims, you will also be entitled to the following amounts and benefits, all payable in accordance with the requirements of Section 409A:
(A)	36 months of salary continuation, car allowance and financial planning/tax preparation allowance, with monthly payments to commence, except as provided in Paragraph 5(d), with the first normal pay period that occurs on or after 60 calendar days after the end of your Employment Period (the “Initial Payment Date”);

(B)	An annual incentive amount as earned for the year in which termination of employment occurs, to be paid in the year following the year in which your Employment Period terminates but no later than March 15 of such year, prorated for the amount of time that has elapsed from the beginning of the applicable performance period until the date of termination of employment; and

(C)	24 months of continuation in PolyOne’s medical and dental plans (the “Health Plans”), provided that Health Plans expressly do not include life insurance, short-term disability or long-term disability. You will be required to pay the full cost of the continuation coverage in the Health Plans on an after-tax basis. On the Initial Payment Date and on January 2 of the year following the year in which the Initial Payment Date occurs, PolyOne will make a payment to you (the “Health Plans Premium Reimbursement”) equal to the difference between (A) the amount you are required to pay during the calendar year of payment for such continuation coverage and, with respect to the payment on the Initial Payment Date, the amount, if any, you are required to pay for such continuation coverage in the prior year, and (B) the amount you would have been required to pay during such years for such continuation coverage if you had paid the same percentage of the cost that a similarly situated active employee would pay, as of the date your employment terminated. PolyOne will reimburse the

Mr. Stephen D. Newlin

amount of the federal, state and local taxes imposed on you as a result of your receipt of the Health Plans Premium Reimbursement, such reimbursement to be made, subject to Paragraph 5(d), no later than December 31 of the year following the year in which you remitted the applicable taxes. Your right to continuation coverage under the Health Plans pursuant to this Paragraph 5(b)(C) shall satisfy the Health Plans’ obligation to provide you continuation coverage pursuant to COBRA.
The monthly financial planning/tax preparation allowance to be provided pursuant to subparagraph (A) above shall be in an amount equal to one-twelfth of the full annual financial planning/tax preparation allowance to which you are entitled pursuant to Paragraph 2(g)(iii) as of the end of your Employment Period (without the requirement to submit itemized invoices).

Each cash payment made by PolyOne pursuant to this Paragraph 5(b) and Paragraph 5(c), including but not limited to reimbursement of financial planning/tax preparation expenses, shall be considered a separate payment and not one of a series of payments for purposes of Section 409A.

(c)	Possible Additional Severance Payment. Notwithstanding anything to the contrary contained herein, in the event that your employment with PolyOne is involuntarily terminated by PolyOne without Serious Cause (as defined in Paragraph 4(c) above) prior to the three year anniversary of the Effective Date, you will be entitled to the following cash payments, payable, except as provided in Paragraph 5(d), on the Initial Payment Date:
(i)	If your employment is terminated at any time before the one year anniversary of the Effective Date, you will be entitled to a cash payment equal to the amount determined by multiplying 66,667 by the fair market value of one share of PolyOne common stock on the date of termination of your employment.

(ii)	If your employment is terminated on or following the one year anniversary of the Effective Date but before the 18 month anniversary of the Effective Date, you will be entitled to a cash payment equal to the amount determined by multiplying 100,000 by the fair market value of one share of PolyOne common stock on the date of termination of your employment.

(iii)	If your employment is terminated on or following the 18 month anniversary of the Effective Date but before the two year anniversary of the Effective Date, you will be entitled to a cash payment equal to the amount determined by multiplying 133,334 by the fair market value of one share of PolyOne common stock on the date of termination of your employment.

(iv)	If your employment is terminated on or following the two year anniversary of the Effective Date but before the three year anniversary of

Mr. Stephen D. Newlin

the Effective Date, you will be entitled to a cash payment equal to the amount determined by multiplying 166,667 by the fair market value of one share of PolyOne common stock on the date of termination of your employment.

(v)	If your employment is terminated on or following the three year anniversary of the Effective Date, you will not be entitled to any additional cash payment under this Paragraph 5(c).
(d)	Notwithstanding the foregoing, if you are a “specified employee,” as determined by PolyOne in its Specified Employee Designation Procedure, on the date of your Separation from Service and any payment under Paragraph 5(b)(A), 5(b)(C) or 5(c) would be considered to be deferred compensation under Section 409A, then any such payment that is considered to be deferred compensation that would otherwise be payable during the six-month period following your Separation from Service will instead be paid on the earlier of (1) the first business day of the seventh month following the date of your Separation from Service, or (2) your death.
6.	Miscellaneous.
     You represent and warrant to PolyOne that: (a) the execution, delivery and performance of this agreement by you does not and will not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which you are a party or by which you are bound, (b) except as disclosed in writing to PolyOne, you are not a party to or bound by any employment agreement, noncompete/non-solicitation agreement or confidentiality agreement with any other person or entity and (c) upon the execution and delivery of this agreement by you, this agreement will be a valid and binding obligation of you, enforceable in accordance with its terms.
     PolyOne may withhold from any amounts payable under this agreement all federal, state, city or other taxes as PolyOne is required to withhold pursuant to any applicable law, regulation or ruling.
     Whenever possible, each provision of this agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.
     This agreement embodies the complete agreement and understanding between the parties with respect to the subject matter hereof and effective as of its date supersedes and preempts any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.

Mr. Stephen D. Newlin

     This agreement may be executed in separate counterparts, each of which shall be deemed to be an original and both of which taken together shall constitute one and the same agreement.
     This Agreement shall be governed by the internal law, and not the laws of conflicts, of the State of Ohio.
     The provisions of this agreement may be amended or waived only with the prior written consent of PolyOne and you, and no course of conduct or failure or delay in enforcing the provisions of this agreement shall affect the validity, binding effect or enforceability of this agreement.
     It is intended that this Agreement comply with the provisions of Section 409A of the Code, so as to prevent the inclusion in gross income of any amounts deferred hereunder in a taxable year that is prior to the taxable year or years in which such amounts would otherwise actually be distributed or made available to you or your beneficiaries. This Agreement shall be administered in a manner consistent with such intent.
     If you find this agreement acceptable, please sign and date the letter below and return it to me. This agreement will become effective on the latest date set forth below.

Sincerely, POLYONE CORPORATION
By:	/s/ Gordon D. Harnett
	Name:	Gordon D. Harnett
	Title:	Chairperson of the Compensation and Governance Committee

Date:	February 21, 2008

I agree to the terms and conditions in this letter agreement.
/s/ Stephen D. Newlin
Name:	Stephen D. Newlin
Date:	February 21, 2008